SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240. 13d-2(a)

(Amendment No.       )*

PRINTRONIX, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
742578107
(CUSIP Number)
Dewey Chambers
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone: (415) 293-5000
with a copy to:

Steve L. Camahort, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111
Telephone: (415) 984-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46114Y101	13D	Page 2 of 11 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pioneer Holding Corp. 26-1176673

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF, BK, SC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,699,174 shares of Common Stock

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,699,174 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

24.8%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No.	46114Y101	13D	Page 3 of 11 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vector Capital IV, L.P. 26-0253029

2	Check the Appropriate Box if A Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF, BK, SC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,699,174 shares of Common Stock

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,699,174 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

24.8%

14	Type of Reporting Person (See Instructions)

CO

CUSIP No.	46114Y101	13D	Page 4 of 11 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vector Capital Partners IV, L.L.C. 26-0252906

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF, BK, SC, OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		1,699,174 shares of Common Stock

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,699,174 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

24.8%

14	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer
This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Printronix, Inc. (“Printronix” or the “Company”), a Delaware corporation, with its principal executive offices located at 14600 Myford Road, Irvine, California 92623.
Item 2. Identity and Background
This Schedule 13D is being filed jointly by Pioneer Holding Corp., a Delaware corporation (“Parent”), Vector Capital IV, L.P., a Delaware limited partnership (“Vector LP”), and Vector Capital Partners IV, L.L.C., a Delaware limited liability company (and together with Parent and Vector LP, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Vector Capital Corporation, 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

The principal business of Parent is to serve as a holding company to effectuate the Merger (as defined in Item 3).

The principal business of Vector LP is to invest directly and indirectly in various companies. Vector LP holds all the outstanding stock of Parent.

The principal business of Vector LLC is to act as the general partner of various limited partnerships, including Vector LP.

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Parent is set forth in Schedule I hereto, and is incorporated herein by reference. Vector LLC is the general partner of Vector LP. The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of the sole managing member of Vector LLC is set forth in Schedule I hereto, and is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

During the last five years, none of the Reporting Persons has, nor, to the knowledge of the Reporting Persons, has any of the persons listed on Schedule I hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On October 1, 2007, Parent, Pioneer Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into the Company (the “Merger”) and the Company will become a wholly owned subsidiary of Parent. As described more fully below, Parent will be owned by Vector LP, Robert A. Kleist, C. Victor Fitzsimmons,

Juli Mathews and George L. Harwood (Messrs. Kleist, Fitzsimmons and Harwood and Ms. Mathews are collectively referred to as the “Contributing Stockholders”). Upon consummation of the Merger, each outstanding share of Common Stock (other than dissenting shares and shares owned by the Contributing Stockholders) will be converted into the right to receive $16.00 in cash, without interest.

Vector LP provided Parent with a commitment letter (the “Equity Commitment Letter”) dated as of October 1, 2007 with respect to equity financing in connection with the Merger. Subject to the terms and conditions of the Equity Commitment Letter, Vector LP agreed to contribute, or cause to be contributed, up to $35 million in cash to Parent to partially fund the merger consideration. In addition, Silicon Valley Bank (the “Lender”) has provided Parent with a commitment letter (the “Debt Commitment Letter,” and together with the Equity Commitment Letter, the “Commitment Letters”) with respect to debt financing in connection with the Merger. Subject to the terms and conditions of the Debt Commitment Letter, the Lender has committed to provide up to $35 million of senior secured credit facilities to partially fund the merger consideration (the “Financing”). The Lender’s commitment to provide the financing is subject to execution of definitive agreements with respect thereto and other conditions set forth in the Debt Commitment Letter.

In connection with the execution of the Merger Agreement, Parent entered into separate Equity Rollover Commitment Letters (the “Contribution Agreements”) with each of the Contributing Stockholders dated as of October 1, 2007. Pursuant to the Contribution Agreements, Mr. Fitzsimmons has agreed to contribute at least 15,000 shares of Common Stock (the “Fitzsimmons Contributed Shares”) he beneficially owns to Parent immediately prior to the closing of the Merger in exchange for equity of Parent, Mr. Harwood has agreed to contribute at least 15,000 shares of Common Stock (the “Harwood Contributed Shares”) he beneficially owns to Parent immediately prior to the closing of the Merger in exchange for equity of Parent and Ms. Mathews has agreed to contribute at least 5,000 shares of Common Stock (the “Mathews Contributed Shares”) she beneficially owns to Parent immediately prior to the closing of the Merger in exchange for equity of Parent. Mr. Kleist has agreed to contribute a number of shares of Common Stock he beneficially owns (the “Kleist Contributed Shares”) to Parent immediately prior to the closing of the Merger in exchange for equity of Parent such that the amount of equity of Parent collectively owned by the Contributing Stockholders will be equal to 9.9% of the outstanding equity of Parent. The Fitzsimmons Contributed Shares, the Harwood Contributed Shares, the Mathews Contributed Shares and the Kleist Contributed Shares (collectively, the “Contributed Shares”) will be cancelled and cease to exist at the effective time of the Merger and no payment of merger consideration shall be made in respect thereof.

The proceeds from the Commitment Letters, together with the amounts contributed pursuant to the Contribution Agreements and the Company’s available cash at the closing of the Merger ($18 million of which shall be used to pay merger consideration pursuant to the terms of the Merger Agreement), will be used to fund the aggregate merger consideration and to pay all related fees and expenses.

The foregoing descriptions of the Merger Agreement, the Contribution Agreements and the Commitment Letters do not purport to be complete and are qualified in their entirety by reference to such agreements, the terms of each of which are incorporated herein by reference. Copies of the Merger Agreement, the Contribution Agreements and the Debt Commitment Letter are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, hereto.

The Voting Agreements described in Item 4 of this Schedule 13D were entered into by Parent and each of John Dougery, Chris Halliwell, Erwin Kelen, Charles Turnbull, Robert A. Kleist, Theodore A. Chapman, C. Victor Fitzsimmons, George L. Harwood, James McWilson, Juli Mathews, and David Sakai (collectively, the “Stockholders”), who are all directors and/or executive officers of the Company. The Stockholders entered into the Voting Agreements as an inducement to Parent to enter into the Merger Agreement. Parent did not pay additional consideration to the Stockholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.
Item 4. Purpose of Transaction
Upon the consummation of the Merger, (i) the Company will become a wholly owned subsidiary of Parent and (ii) each outstanding share of Common Stock (other than dissenting shares and shares held by the Contributing Stockholders) will be converted into the right to receive $16.00 in cash, without interest. All stock options will vest immediately in connection with the Merger and holders of such options with an exercise price that is less than $16.00 per share will be entitled to receive an amount of cash equal to the difference between $16.00 and the exercise price, less applicable taxes.

From and after the effective time of the Merger, (i) Alexander R. Slusky, Amish Mehta, Dewey Chambers and Robert A. Kleist are expected to serve as the directors of the Company until their successors are duly elected or appointed and qualified in accordance with applicable law, (ii) pursuant to the Contribution Agreement with Mr. Kleist, Mr. Kleist will serve as the Chief Executive Officer of the Company until such time as a successor is duly appointed, and (iii) the certificate of incorporation and bylaws of the Company shall be amended in accordance with the terms of the Merger Agreement.

Under the terms of the Contribution Agreements, the Contributing Stockholders collectively agreed to contribute, subject to the terms and conditions thereof, the Contributed Shares to Parent immediately prior to the closing of the Merger in exchange for 9.9% of the equity of Parent.

Following the Merger, the Shares will no longer be traded on The Nasdaq Global Market and registration of the Shares under the Exchange Act will be terminated.

In connection with the execution of the Merger Agreement, in order to induce Parent and Merger Sub to enter into the Merger Agreement, each of the Stockholders entered into a Voting Agreement with Parent, dated as of October 1, 2007 (each, a “Voting Agreement” and together, the “Voting Agreements”). Pursuant to the Voting Agreements, the Stockholders have agreed to vote all securities of the Company (including all shares of Common Stock and all options and other rights to acquire shares of Common Stock) owned by them (the “Shares”):
•	in favor of (i) adoption of the Merger Agreement, (ii) each of the actions contemplated by the Merger Agreement, and (ii) any proposal or action that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Merger Agreement;

•	against any proposal or action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement; and

•	against any Acquisition Proposal (as defined in the Merger Agreement).

Pursuant to the Voting Agreements, the Stockholders also granted to certain officers of Parent an irrevocable proxy and irrevocably appointed them as their attorney and proxy to vote the Shares on any of the foregoing matters at every Company annual, special, adjourned or postponed stockholder meeting and in every written consent in lieu of such meeting.

The Voting Agreements terminate upon the earliest to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Parent has no plans or proposals and, to the best of Parent’s knowledge, none of the individuals or entities named in Schedule I hereto have any plans or proposals, that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of form Schedule 13D (although Parent reserves the right to develop such plans).

The description contained or incorporated by reference in this Item 4 of the transactions contemplated by the Merger Agreement, the Commitment Letters, the Contribution Agreements and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, the terms of each of which are incorporated herein by reference. Copies of the Merger Agreement, the Contribution Agreements and the Debt Commitment Letter are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, hereto. A copy of the form of Voting Agreement is filed as Exhibit 99.7 hereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

The following disclosure assumes there are 6,675,457 shares of Common Stock outstanding, which the Company represented in the Merger Agreement to be the number of shares outstanding as of October 1, 2007. The following disclosure also assumes that the Stockholders (including the Contributing Stockholders) beneficially own 1,699,174 outstanding shares of Common Stock, which is the sum of the amount of shares the Stockholders represented they beneficially own in their respective Voting Agreements (which includes 169,213 shares of Common Stock subject to options).

As a result of the Contribution Agreements and the Merger Agreement, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the Contributing Stockholders. Each of the Reporting Persons disclaims membership in a group with the Contributing Stockholders, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group. In addition, as a result of the Voting Agreements, the Reporting Persons may be deemed to beneficially own the 1,699,174 outstanding shares of Common Stock beneficially owned by the Stockholders, which constitutes approximately 24.8% of the issued and outstanding shares of Common Stock as of October 1, 2007.

Each of the Reporting Persons (i) is not entitled to any rights as a stockholder of the Company as to the shares of Common Stock beneficially owned by the Stockholders (including the Contributing Stockholders) and (ii) disclaims all beneficial ownership of such shares of Common Stock, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, the beneficial owner of the securities covered by this statement.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule I hereto, beneficially owns any Shares.

(c)

Except as described in this Schedule 13D, there have been no transactions in the Shares effected by Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person identified on Schedule I hereto, during the last 60 days.

(d)

To the knowledge of the Reporting Persons, no other person besides the Stockholders and those persons for whose shares of Common Stock the Stockholders report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Items 3 and 4, Parent anticipates it will acquire the entire equity interest in the Company pursuant to the Merger Agreement.

In connection with the Merger Agreement, Vector LP entered into a Limited Guarantee dated as of October 1, 2007 (the “Limited Guarantee”) pursuant to which Vector LP guaranteed certain payment obligations of Parent and Merger Sub pursuant to the Merger Agreement. The description contained in this Item 6 of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to such agreement, the terms of which are incorporated herein by reference. A copy of the Limited Guarantee is filed as Exhibit 99.8 hereto.

Other than the Merger Agreement, the Commitment Letters, the Contribution Agreements, the Voting Agreements and the Limited Guarantee, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person listed on Schedule I hereto, and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit

Exhibit 99.0	Joint Filing Agreement

Exhibit 99.1	Agreement and Plan of Merger, dated as of October 1, 2007, among Pioneer Holding Corp., Pioneer Sub Corp. and Printronix, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Printronix filed on October 2, 2007)

Exhibit 99.2	Equity Rollover Commitment Letter dated as of October 1, 2007, between Pioneer Holding Corp. and Robert A. Kleist

Exhibit 99.3	Equity Rollover Commitment Letter dated as of October 1, 2007, between Pioneer Holding Corp. and George L. Harwood

Exhibit 99.4	Equity Rollover Commitment Letter dated as of October 1, 2007, between Pioneer Holding Corp. and C. Victor Fitzsimmons

Exhibit 99.5	Equity Rollover Commitment Letter dated as of October 1, 2007, between Pioneer Holding Corp. and Juli Mathews

Exhibit 99.6	Debt Commitment Letter dated as of October 1, 2007, from Silicon Valley Bank

Exhibit 99.7	Form of Voting Agreement entered into by Parent and each of John Dougery, Chris Halliwell, Erwin Kelen, Charles Turnbull, Robert Kleist, Theodore A. Chapman, Victor Fitzsimmons, George Harwood, James McWilson, Juli Mathews, and David Sakai

Exhibit 99.8	Limited Guarantee, dated as of October 1, 2007, between Vector Capital IV, L.P. and Printronix, Inc.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIONEER HOLDING CORP.

October 11 , 2007

(Date)

/S/ ALEXANDER R. SLUSKY

(Signature)

Alexander R, Slusky,
President and Chief Executive Officer

(Name and Title)

VECTOR CAPITAL IV, L.P.

October 11 , 2007

(Date)

By: Vector Capital Partners IV, L.P.,
its General Partner

/S/ ALEXANDER R. SLUSKY

(Signature)

Alexander R, Slusky,
Managing Member

(Name and Title)

VECTOR CAPITAL PARTNERS IV, L.L.C

October 11 , 2007

(Date)

/S/ ALEXANDER R. SLUSKY

(Signature)

Alexander R, Slusky,
Managing Member

(Name and Title)

Schedule I
          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Pioneer Holding Corp. is set forth below. The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of the sole managing member of Vector Capital Partners IV, L.L.C. is set forth below. Each of the individuals listed below is a citizen of the United States. The business address of each individual listed below is c/o Vector Capital Corporation, 456 Montgomery St., 19th Floor, San Francisco, CA 94104.

Name	Present Principal Occupation or Employment
Alexander R. Slusky	Mr. Slusky is a Director, President and Chief Executive Officer of Pioneer Holding Corp. and the sole Managing Member of Vector Capital Partners IV, L.L.C. Mr. Slusky’s principal occupation is serving as Managing Partner of Vector Capital and its affiliated funds.

Dewey Chambers	Mr. Chambers is a Director and Chief Financial Officer of Pioneer Holding Corp. Mr. Chamber’s principal occupation is serving as a Chief Financial Officer of Vector Capital and its affiliated funds.

Amish Mehta	Mr. Mehta is a Director and Secretary of Pioneer Holding Corp. Mr. Mehta’s principal occupation is serving as a Partner of Vector Capital and its affiliated funds.